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As filed with the Securities and Exchange Commission on February 8, 1999
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                     FORM 15

          CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
             SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
         SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                         COMMISSION FILE NUMBER 0-14706

                          INGLES MARKETS, INCORPORATED
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               (Exact name of registrant as specified in charter)

                          INGLES MARKETS, INCORPORATED
                                 P. O. BOX 6676
                         ASHEVILLE, NORTH CAROLINA 28816
                                 (828) 669-2941
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          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                 CONVERTIBLE SUBORDINATED DEBENTURES DUE OCTOBER 2008
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            (Title of each class of securities covered by this Form)

       INGLES MARKETS, INCORPORATED CLASS A COMMON STOCK , $0.05 PAR VALUE
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           (Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)        /x/        Rule 12h-3(b)(1)(ii)      / /
         Rule 12g-4(a)(1)(ii)       / /        Rule 12h-3(b)(2)(i)       / /
         Rule 12g-4(a)(2)(i)        / /        Rule 12h-3(b)(2)(ii)      / /
         Rule 12h-3(b)(1)(i)        / /        Rule 15d-6                / /

         Approximate number of holders of record as of the certification or notice date: There are no holders of record of the Ingles Markets, Incorporated Convertible Subordinated Debentures due October 2008 (the "DEBENTURES"). All of the Debentures were either converted into Ingles Markets, Incorporated Class A Common Stock, $0.05 par value per share, or redeemed on January 16, 1997.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, Ingles Markets, Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Dated: February 8, 1999


                                       INGLES MARKETS, INCORPORATED



                                       By:  /s/  Robert P. Ingle
                                          --------------------------------------
                                            Robert P. Ingle
                                            Chairman of the Board and Chief
                                            Executive Officer